# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Astria Therapeutics, Inc., CIK 0001454789
CUSIP: 04635X102
Title of class of securities: Class A Common Stock, par value $0.001
Address of issuer's principal executive offices: 22 BOSTON WHARF ROAD, 10TH FLOOR, BOSTON, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 01/26/2026
Filed by CIK 0001352851
Persons authorized to receive notices and communications: David J. Snyderman, 1603 Orrington Avenue, 13th Floor, Evanston, Illinois (IL), 60201, 847-905-4400

## Reporting persons
- Magnetar Financial LLC (CIK 0001352851): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Magnetar Capital Partners LP (CIK 0001353085): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Supernova Management LLC (CIK 0001368026): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- David J. Snyderman (CIK 0001953511): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.001
Name of issuer: Astria Therapeutics, Inc.
Address of issuer's principal executive offices: 22 BOSTON WHARF ROAD, 10TH FLOOR, BOSTON, Massachusetts (MA), 02210

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Since the filing of the Reporting Persons' Form 13D Report of the Issuer on October 24, 2025, the Reporting Persons have purchased 118,805 Shares on behalf of the Funds. The aggregate amount of funds used by the Reporting Persons in purchasing the 118,805 Shares reported herein on behalf of the Funds have come directly from the assets of the Funds, which may any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons was $1,501,294.83 (excluding commissions and other execution-related costs).

## Item 4. Purpose of Transaction
Purpose of transaction: Since the filing of the Schedule 13D on October 24, 2025, on January 23, 2026, the Issuer consummated a merger (the "Merger") pursuant to which each issued and outstanding Share was cancelled and converted into the right to receive $8.55 in cash, without interest. In connection with the Merger, the Reporting Persons' 3,431,007 Shares, which consisted of 1,560,502 Shares sold for the benefit of PRA Master Fund; 804,159 Shares sold for the benefit of Systematic Master Fund; 221,576 Shares sold for the benefit of the Relative Value Master Fund and 844,770 Shares sold for the benefit of two Managed Accounts, were cancelled and converted into the right to receive $8.55 in cash, without interest.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the closing of the Merger on January 23, 2026, each of the Reporting Persons may have been deemed to have beneficial ownership of 0 Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the closing of the Merger on January 23, 2026, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 0 Shares, which represented beneficial ownership of 0% of the Shares.
Transactions in the class effected during the past sixty days: Except as set forth on Schedule A attached hereto and Item 6, the Funds had no transactions in the Shares during the 60 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on the NASDAQ and various other trading markets.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: 01-26-2026

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement, dated as of January 28, 2026, among the Reporting Persons.
99.2 Power of Attorney, dated as of December 22, 2022 filed by the Reporting Persons on January 28, 2026.
99.3 Schedule A, dated as of January 28, 2026.

## Signatures
- Magnetar Financial LLC: /s/ Hayley Stein, Hayley Stein, Attorney-in-fact for David J. Snyderman, Administrative Manager of Supernova Mgmt LLC, GP of Magnetar Capital Partners LP, its Sol Mem (01/28/2026)
- Magnetar Capital Partners LP: /s/ Hayley Stein, Hayley Stein, Attorney-in-fact for David J. Snyderman, Administrative Manager of Supernova Management LLC, its General Partner (01/28/2026)
- Supernova Management LLC: /s/ Hayley Stein, Hayley Stein, Attorney-in-fact for David J. Snyderman, Administrative Manager of Supernova Management LLC (01/28/2026)
- David J. Snyderman: /s/ Hayley Stein, Hayley Stein, Attorney-in-fact for David J. Snyderman (01/28/2026)
Comment: MAGNETAR FINANCIAL LLC BY: Magnetar Capital Partners LP, its Sole Member BY: Supernova Management LLC, its General Partner MAGNETAR CAPITAL PARTNERS LP By: Supernova Management LLC, its General Partner